FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                Chief Financial Officer
                Teva Pharmaceutical Industries Ltd
                (011) 972-2-589-2840

                Bill Fletcher
                President and CEO
                Teva North America.
                (215) 591-8800

                Dorit Meltzer
                Director, Investor Relations
                Teva Pharmaceutical Industries Ltd.
                (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES DISTRICT COURT GRANTS MOTION FOR SUMMARY JUDGMENT OF NON-INFRINGEMENT OF ALL RIBAPHARM PATENTS RELATED TO REBETOL®

Jerusalem, Israel, July 16, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today the Honorable Mariana R. Pfaelzer, U.S. District Court Judge for the Central District of California has granted Teva's motion for summary judgment of non-infringement on U. S. Patents No. 5,767,097, 6,063,772, and 6,150,337, which Ribapharm, Inc. had listed in the Orange Book for Rebetol®. Ribavirin is used in combination with Interferon Alpha-2B injection for the treatment of chronic Hepatitis C and had sales of $721 million for the 12-month period ended March 2003 according to IMS.

The Food and Drug Administration has been informed of the judge's order, which should allow the FDA to grant final approval for Teva's ANDA that was made under Paragraph IV of the Hatch-Waxman Act.

Further to our March 26, 2003 announcement, all patent litigation between Teva and Schering-Plough Corporation, regarding Schering-Plough's U.S. patents relating to ribavirin, will be dismissed and the licensing agreement between the two companies will become effective. Under the terms of the agreement, Schering-Plough will grant to Teva USA a non-exclusive license to its U.S. ribavirin patents. Teva USA will pay to Schering-Plough a royalty on its ribavirin sales.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: July 16, 2003